UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                           ART TECHNOLOGY GROUP, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                             CUSIP NO. 458727 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

James H. Dennedy                           Richard S. Rofe
Mitchell-Wright Technology Group, LLC      Mitchell-Wright Technology Group, LLC
8060 Montgomery Road, Suite 205            185 Great Neck Road, Suite 460
Cincinnati, OH 45236                       Great Neck, NY 11020
--------------------------------------------------------------------------------

(513) 792-5100                             (516) 466-5258
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                               September 28, 2004
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 2 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         SSH Partners I, LLP

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 3 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright Technology Group, LLC             41-2142179

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 4 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 5 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         James Dennedy

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) PF/AF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        145,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        145,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         145,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 6 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Partners, L.P.

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        36,744
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        36,744
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 7 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Capital Management, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        36,744
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        36,744
                                               ---------------------------------
                                               (10)     Shared Dispositive Power
                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 8 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Richard Rofe

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        172,244
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        172,244
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         172,244

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 9 OF 21 PAGES

--------------------------------------------------------------------------------
(1)       Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                                 20-0870632

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        643,176
                                               ---------------------------------
                                               (9)      Sole Dispositive Power


                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        643,176
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         643,176

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.9%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 10 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value & Opportunity Fund, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,376,680
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,376,680
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,376,680

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         4.6%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 11 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        4,019,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        4,019,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,019,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 12 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        4,019,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        4,019,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,019,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 13 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        4,019,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        4,019,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,019,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 14 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        4,019,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        4,019,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,019,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 15 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        4,019,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        4,019,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,019,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 16 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        4,019,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        4,019,856
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,019,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 17 OF 21 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions) WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        4,019,856
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        4,019,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,019,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share ("Common Stock"), of Art Technology Group, Inc. (the "Issuer" or the "Company") and is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on August 24, 2004, and amended on September 10, 2004 and September 20, 2004 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

This Amendment No. 3 to Schedule 13D is filed by a group consisting of SSH Partners I, LP, Mitchell-Wright Technology Group, LLC, Mitchell-Wright, LLC, James Dennedy, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Richard Rofe, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, and Thomas W. Strauss (collectively, the "Reporting Persons").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The additional shares of Common Stock purchased by the Reporting Persons since the filing of the Schedule 13D, as described in Item 5 below, were made in open market transactions. All such purchases of Common Stock by each of the Reporting Persons were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was $21,000 by Parche, LLC, and approximately $110,000 by Starboard Value & Opportunity Fund, LLC.

ITEM 4.  PURPOSE OF THE TRANSACTION

On September 28, 2004, Mitchell-Wright Technology Group, LLC, Mitchell-Wright, LLC, SSH Partners I, LP, Arcadia Partners, L.P., Arcadia Capital Management, LLC, James Dennedy and Richard Rofe filed a preliminary proxy statement with the Securities and Exchange Commission in connection with their solicitation of proxies against the proposal to issue shares of the Company's common stock in connection with the proposed merger involving the Company and Primus Knowledge Solutions, Inc. at the special meeting of stockholders of the Company to be held on October 22, 2004 and at any adjournments or postponements thereof.

SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MITCHELL-WRIGHT TECHNOLOGY GROUP, LLC, SSH PARTNERS I, LP, MITCHELL-WRIGHT, LLC, JAMES DENNEDY, ARCADIA PARTNERS, L.P., ARCADIA CAPITAL MANAGEMENT, LLC AND RICHARD ROFE FROM THE SHAREHOLDERS OF ART TECHNOLOGY GROUP, INC. FOR USE AT ITS SPECIAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF ART TECHNOLOGY GROUP, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

As of September 28, 2004, the aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,337,100 shares, representing 5.9% of the 73,889,870 shares of Common Stock reported by the Company to be issued and outstanding as of September 9, 2004, in its joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission on September 22, 2004. The Reporting Persons beneficially own those shares as follows:

As of the date hereof, Parche, LLC beneficially owns an aggregate of 643,176 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock presently outstanding. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., Peter A. Cohen, Morgan B. Stark, Jeffrey
M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Parche, LLC.

As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 3,376,680 shares of Common Stock, representing approximately 4.6% of the outstanding shares of Common Stock. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan
B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC.

Each of Messrs. Cohen, Stark, Solomon and Strauss shares voting and dispositive power with respect to both the 643,176 shares of Common Stock owned by Parche, LLC and the 3,376,680 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC by virtue of their status as joint managing members of C4S & Co., LLC, the Managing Member of Ramius Capital Group, LLC, which in turn is the Managing Member of Admiral Advisors, LLC, which is the Managing Member of both Parche, LLC and Starboard Value & Opportunity Fund, LLC.

Messrs. Cohen, Stark, Solomon, and Strauss, C4S & Co., LLC, Ramius Capital Group, LLC and Admiral Advisors, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by Parche, LLC and Starboard Value & Opportunity Fund, LLC, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c) Not applicable

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

MWTG, Parche, LLC, and Starboard Value and Opportunity Fund, LLC have an agreement pursuant to which MWTG provides advice and services with respect to the parties' investments in the Common Stock of the Issuer, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Issuer with MWTG and to cooperate with respect to proxy votes and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, MWTG receives an amount equal to a percentage of the profits realized by such parties on their investment in the Issuer. The parties have also agreed to share expenses incurred by the group.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

--------------------------------------------------------------------------------

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 28, 2004                    SSH Partners I, LP
                                      By: Mitchell-Wright Technology Group, LLC,
                                           its General Partner
                                      /s/ James Dennedy
                                      ------------------------------------------
                                  By: James Dennedy
                                      Managing Member

September 28, 2004                    Mitchell-Wright Technology Group, LLC
                                      By:   Mitchell-Wright, LLC, its Managing
                                            Member
                                      /s/ James Dennedy
                                      ------------------------------------------
                                  By: James Dennedy
                                      Managing Member

September 28, 2004                    Mitchell-Wright, LLC
                                      /s/ James Dennedy
                                      ------------------------------------------
                                  By: James Dennedy
                                      Managing Member

September 28, 2004                    /s/ James Dennedy
                                      ------------------------------------------
                                      James Dennedy

--------------------------------------------------------------------------------
September 28, 2004                     Arcadia Partners, L.P.
                                       By: Arcadia Capital Management, LLC, its
                                           General Partner
                                       /s/ Richard Rofe
                                       -----------------------------------------
                                  By:  Richard Rofe
                                       Member

September 28, 2004                     Arcadia Capital Management, LLC
                                       /s/ Richard Rofe
                                       -----------------------------------------
                                  By:  Richard Rofe
                                       Member

September 28, 2004                     /s/ Richard Rofe
                                       -----------------------------------------
                                       Richard Rofe

September 28, 2004                     Parche, LLC
                                       By:   Admiral Advisors, LLC, its managing
                                             member
                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                  By:  Jeffrey M. Solomon
                                       Authorized Signatory

September 28, 2004                     Starboard Value & Opportunity Fund, LLC
                                       By:   Admiral Advisors, LLC, its managing
                                             member
                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                  By:  Jeffrey M. Solomon
                                       Authorized Signatory

September 28, 2004                    Ramius Capital Group, LLC
                                      By:   C4S & Co., LLC, its Managing Member
                                      /s/ Jeffrey M. Solomon
                                      ------------------------------------------
                                   By:Jeffrey M. Solomon
                                      Authorized Signatory

September 28, 2004                    C4S & Co., LLC
                                      /s/ Jeffrey M. Solomon
                                      ------------------------------------------
                                   By:Jeffrey M. Solomon
                                      Authorized Signatory

September 28, 2004                    /s/ Peter A. Cohen
                                      ------------------------------------------
                                      Peter A. Cohen

September 28, 2004                    /s/ Morgan B. Stark
                                      ------------------------------------------
                                      Morgan B. Stark

September 28, 2004                    /s/ Jeffrey M. Solomon
                                      ------------------------------------------
                                      Jeffrey M. Solomon

September 28, 2004                    /s/ Thomas W. Strauss
                                      ------------------------------------------
                                      Thomas W. Strauss

                                   SCHEDULE I

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person since the filing of the most recent amendment to the Schedule 13D. All transactions were effectuated in the open market through a broker.

Parche, LLC
-----------

          Number of Shares
Date      Purchased/(Sold)      Price Per Share(1)
----      ----------------      ------------------

9/23/2004      2,400                   $0.96
9/24/2004      4,000                   $0.96
9/27/2004      5,600                   $0.93
9/28/2004     10,400                   $0.93

Starboard Value and Opportunity Fund, LLC
-----------------------------------------

          Number of Shares
Date      Purchased/(Sold)      Price Per Share(1)
----      ----------------      ------------------

9/23/2004     12,600                   $0.96
9/24/2004     21,000                   $0.96
9/27/2004     29,400                   $0.93
9/28/2004     54,600                   $0.93

(1) Excludes commissions and other execution-related costs.